[Chapman and Cutler LLP Letterhead]

May 11, 2022

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

Volatility Shares Trust

File Nos. 333-263619; 811-23785

Dear Ms. Vroman-Lee:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Volatility Shares Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on March 16, 2022 (the “Registration Statement”). The Registration Statement relates to the Volatility Shares S&P 500 High Volatility Index ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Cover Page

Please include the exchange ticker symbol of the Fund’s shares. See Item 1(a)(2) of Form N- 1A.

Response to Comment 1

The prospectus will be revised in accordance with the Staff’s comment prior to the effectiveness of the Registration Statement.

Comment 2 – Fees and Expenses of the Fund

Please confirm the expense example amounts. Staff is calculating higher amounts (1 year - $66 and 3 year - $208).

Response to Comment 2

The prospectus has been revised in accordance with the Staff’s comment.

Comment 3 – Principal Investment Strategies

Please disclose any industries or sectors in which the Fund will primarily invest, if known. Please also include applicable information relating to these industries and sectors in the “Principal Risks Strategies” section or explain to us why they do not constitute principal risks.

Response to Comment 3

The prospectus has been revised in accordance with the Staff’s comment to add risk factors for those sectors for which the Fund has significant exposure to.

Comment 4 – Principal Risks

The principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return, e.g., investing in high volatility stocks. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response to Comment 4

The prospectus has been revised in accordance with the Staff’s comment.

Comment 5 – Principal Risks

Because of the Fund’s emphasis on investing in high volatility stocks, please include all applicable principal risks of investing in the most volatile companies in the U.S. stock market.

Response to Comment 5

The prospectus has been revised in accordance with the Staff’s comment.

Comment 6 – Principal Risks

Inasmuch as “Portfolio Turnover Risk” is identified as a principal risk of the Fund, please revise the Principal Investment Strategies section to disclose that the Fund will frequently buy and sell portfolio securities. Alternatively, explain to us why frequently buying and selling portfolio securities does not constitute a principal strategy.

Response to Comment 6

The Fund has removed “Portfolio Turnover Risk” from its principal risks and relocated it to the Statement of Additional Information in accordance with Item 16 of Form N-1A.

Comment 7 – Principal Risks

Please consider updating “Risk that Current Assumptions and Expectations Could Become Outdated as a Result of Global Economic Shock” to better reflect the current unemployment- rate and oil markets.

Response to Comment 7

The prospectus has been revised in accordance with the Staff’s comment.

Comment 8 – Principal Risks

Please revise “Volatility Risk” to “High Volatility Risk.”

Response to Comment 8

The prospectus has been revised in accordance with the Staff’s comment.

Comment 9 – Performance

Please tell us the appropriate broad-based securities market index the Fund intends to use in its average annual total return table. We may have more comments after reviewing your response. See Instruction 5 to Item 27(b)(7) of Form N-1A.

Response to Comment 9

The Fund intends to use the S&P 500 Total Return Index as its broad-based index.

Comment 10 – Payments to Broker-Dealers and Other Financial Intermediaries

The disclosure says that information can be found by visiting a website. Please disclose the website.

Response to Comment 10

The prospectus has been revised in accordance with the Staff’s comment.

Comment 11 – Additional Information about the Fund’s Investment Strategies

Currently, the summary prospectus strategies and risks located in the Item 4 disclosure are identical (or provide more information) to the strategies and risks in the Item 9 disclosure. Based on the information given in response to Item 9(b) of Form N-1A, please summarize in the Item 4 disclosure the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally) and the principal risks of those strategies.

Response to Comment 11

The prospectus has been revised in accordance with the Staff’s comment.

Comment 12 – Additional Risks of Investing in the Fund

The disclosure says, “You should consider the following supplemental disclosure pertaining to the Principal Risks set forth above as well as additional Non-Principal Risks set forth below in the prospectus.” The heading immediately following only includes “Principal Risks.” Please create a separate section for non-principal risks so an investor is on notice as to which risks are principal and those that are non-principal. Alternatively, confirm to us that there are no non-principal risks. See Item 4(b)(1)(i) of Form N-1A.

Response to Comment 12

In accordance with Items 9 and 16 of Form N-1A, the Fund will not include non-principal risks in the prospectus, and such risks will be included in the SAI. The prospectus has been revised to delete the reference to “Non-Principal Risks”.

Comment 13 – Statement of Additional Information – Management of the Fund

We note that much of the information required by this section has been left blank. Please ensure that the Trust’s pre-effective amendment provides all of the information required by Item 17(b)(10) of Form N-1A for each Trustee, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee of the Fund.

Response to Comment 13

The Fund confirms that the Trust’s pre-effective amendment that requests effectiveness will comply with the requirements of Item 17(b)(10) of Form N-1A and will include all required information.

Comment 14 – Part C

The paragraph titled “Insofar as indemnification...” is missing the following: “In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.” See Rule 484 of under the Securities Act of 1933 (“Securities Act”).

Response to Comment 14

Item 30 of Part C of the Registration Statement will be updated in accordance with Rule 484 of the Securities Act.

Comment 15 – Signature Page

We note that only one Trustee has signed the registration statement. Please ensure that all future amendments to the registration statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act.

Response to Comment 15

At the time the Registration Statement was filed, as well as Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed contemporaneously herewith, there was only the sole trustee of the Trust. The Fund confirms that future amendments to the Registration Statement will comply with Section 6(a) of the Securities Act.

Comment 16 – General

Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., fee table, expense example, sub-adviser, portfolio managers, purchase and sale of Fund shares, information in the statement of additional information, and exhibits). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response to Comment 16

The Fund confirms all information will be provided and/or brackets removed before effectiveness of the Registration Statement.

Comment 17 – General

Please advise us if you have submitted or expect to submit any exemptive applications or no- action requests in connection with your registration statement. Please also tell us whether the registrant is relying on no-action relief. The staff may have additional comments.

Response to Comment 17

The Trust has not submitted, and does not expect to submit, any exemptive applications or no-action requests in connection with the Registration Statement, and intends to rely on Rule 6c-11 under the 1940 Act. The Fund, and any subsequent series of the Trust, will comply with the requirements of Rule 6c-11.

Comment 18 – General

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please ensure that you mark new or revised disclosure to indicate the change.

Response to Comment 18

The Fund has filed a pre-effective amendment contemporaneously with this filing in accordance with the Staff’s request and submits this letter in parallel via correspondence on EDGAR. Please note that certain outstanding information and material agreements will be filed in a further amendment to the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren

             Morrison C. Warren